

New York Stock Exchange
11 Wall Street
New York, NY 10005

April 23, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of BNY MELLON ETF TRUST, under the Exchange Act of 1934:

- BNY Mellon International Equity ETF
- BNY Mellon Emerging Markets Equity ETF
- BNY Mellon Core Bond ETF
- BNY Mellon Short Duration Corporate Bond ETF
- BNY Mellon High Yield Beta ETF

Sincerely,